UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2024 AND 2023

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024 and 2023 and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2024 and 2023, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2024 and 2023, and its consolidated financial performance for the three-month and nine-month periods ended September 30, 2024 and 2023, and its consolidated cash flows for the nine-month periods ended September 30, 2024 and 2023, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$29,347 million and NT$28,015 million, which represented 5.11% and 5.12% of the total consolidated assets as of September 30, 2024 and 2023, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$358 million, NT$573 million, NT$1,378 million and NT$4,115 million, which represented 2.16%, 3.07%, 3.01% and 7.31% of the consolidated income from continuing operations before income tax for the three-month and nine-month periods ended September 30, 2024 and 2023, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$(65) million, NT$226 million, NT$274 million and NT$208 million, which represented (0.53)%, 0.98%, 0.60% and 0.36% of the consolidated total comprehensive income (loss) for the three-month and nine-month periods ended September 30, 2024 and 2023, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

October 30, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2024, December 31, 2023 and September 30, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	September 30, 2024	December 31, 2023	September 30, 2023
Current assets
Cash and cash equivalents	4, 6(1)	$103,407,426	$132,553,615	$140,641,550
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	635,316	443,601	431,180
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	6,081,214	5,753,379	4,707,310
Financial assets measured at amortized cost, current	4, 6(4)	4,302,460	6,131,077	71,492
Contract assets, current	4, 6(21)	730,013	739,528	563,741
Notes receivable	4	-	-	615
Accounts receivable, net	4, 6(5)	33,043,521	29,237,550	30,404,235
Accounts receivable-related parties, net	4, 7	700,896	347,964	700,266
Other receivables	4	1,942,631	2,707,400	2,182,882
Current tax assets	4	63,126	130,123	87,405
Inventories, net	4, 5, 6(6)	38,090,038	35,712,558	36,560,576
Prepayments		3,051,262	2,163,387	1,943,208
Other current assets	6(21)	1,560,425	877,210	985,762
Total current assets		193,608,328	216,797,392	219,280,222

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	18,473,955	16,694,860	16,156,040
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,335,518	11,930,581	11,291,959
Financial assets measured at amortized cost, noncurrent	4, 6(4)	28,871	222,691	278,891
Investments accounted for under the equity method	4, 6(7), 7	46,844,945	45,406,511	43,163,604
Property, plant and equipment	4, 6(8), 8	276,444,716	239,123,248	212,366,797
Right-of-use assets	4, 6(9), 8	8,057,465	7,000,355	7,278,723
Intangible assets	4, 6(10), 7	3,853,432	4,372,555	3,982,402
Deferred tax assets	4	5,363,687	5,119,795	5,081,978
Prepayment for equipment		3,726,039	4,725,583	20,557,370
Refundable deposits	8	1,957,916	2,708,823	2,733,780
Other noncurrent assets-others		4,597,565	5,084,533	5,099,190
Total non-current assets		380,684,109	342,389,535	327,990,734

Total assets		$574,292,437	$559,186,927	$547,270,956

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2024, December 31, 2023 and September 30, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	September 30, 2024	December 31, 2023	September 30, 2023
Current liabilities
Short-term loans	6(11), 6(28)	$17,068,900	$13,530,000	$17,590,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,086,488	1,019,362	655,219
Contract liabilities, current	4, 6(21)	3,006,728	3,250,712	3,127,957
Accounts payable		9,009,630	7,526,159	8,370,695
Other payables	4, 6(20), 6(22), 7	21,314,553	25,670,984	22,623,213
Payables on equipment		14,888,964	19,196,256	15,945,530
Current tax liabilities	4	1,821,780	6,657,347	6,168,142
Lease liabilities, current	4, 6(9), 6(28)	628,299	514,324	523,373
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	13,786,620	16,006,797	12,484,248
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	5,662,645	5,642,792	4,581,861
Total current liabilities		88,274,607	99,014,733	92,070,238

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	443,800	430,640	452,340
Bonds payable	4, 6(13), 6(28)	24,583,647	24,579,651	27,977,418
Long-term loans	6(14), 6(28)	33,550,489	20,656,248	21,402,698
Deferred tax liabilities	4	7,697,698	5,262,872	4,272,227
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,882,282	4,878,863	5,008,711
Net defined benefit liabilities, noncurrent	4	1,633,382	2,205,085	2,618,738
Guarantee deposits	6(28)	41,009,871	40,122,956	40,945,178
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28)	2,725,795	2,457,307	2,507,219
Total non-current liabilities		117,526,964	100,593,622	105,184,529

Total liabilities		205,801,571	199,608,355	197,254,767

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,284,664	125,298,222	125,031,392
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,783,516	3,997,662	3,997,662
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or		3,039,275	3,039,275	3,039,275
disposing subsidiaries and the carrying amounts of the subsidiaries
Recognition of changes in subsidiaries’ ownership		14,811	3,807	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		340,086	358,848	351,085
Restricted stock for employees		1,610,972	2,373,830	1,486,690
Other		21,382	19,396	16,698
Retained earnings	6(19)
Legal reserve		36,727,862	30,472,125	30,472,125
Special reserve		-	2,734,058	2,734,058
Unappropriated earnings		181,453,232	183,847,052	170,325,099
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(1,952,212)	(8,646,445)	(1,682,318)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		13,534,894	13,199,259	10,369,682
Unearned employee compensation		(1,186,735)	(1,991,331)	(996,190)
Total equity attributable to the parent company		368,203,702	359,237,713	349,677,213

Non-controlling interests	6(19)	287,164	340,859	338,976
Total equity		368,490,866	359,578,572	350,016,189

Total liabilities and equity		$574,292,437	$559,186,927	$547,270,956

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and nine-month periods ended September 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2024	2023	2024	2023
Operating revenues	4, 6(21), 7	$60,485,085	$57,068,867	$171,916,474	$167,574,722
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(40,056,240)	(36,607,915)	(114,604,975)	(107,637,178)
Gross profit		20,428,845	20,460,952	57,311,499	59,937,544
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(716,505)	(735,301)	(2,078,144)	(2,401,919)
General and administrative expenses		(1,820,441)	(1,729,613)	(5,326,857)	(5,546,533)
Research and development expenses		(4,021,752)	(3,255,295)	(11,281,797)	(9,339,267)
Expected credit impairment gains (losses)		(121)	(1,490)	69,133	67,331
Subtotal		(6,558,819)	(5,721,699)	(18,617,665)	(17,220,388)
Net other operating income and expenses	4, 6(16), 6(23)	229,607	572,641	961,732	2,750,179
Operating income		14,099,633	15,311,894	39,655,566	45,467,335
Non-operating income and expenses
Interest income	4	791,468	1,042,421	2,921,979	3,560,433
Other income	4	786,626	1,085,610	1,200,428	1,731,597
Other gains and losses	4, 6(24)	1,183,221	(180,905)	561,618	276,553
Finance costs	6(24)	(487,223)	(450,410)	(1,297,052)	(1,147,099)
Share of profit or loss of associates and joint ventures	4, 6(7)	842,760	1,021,601	2,210,894	4,995,712
Bargain purchase gain	4, 6(7)	-	494,001	-	494,001
Exchange gain, net	4	-	324,188	451,966	883,815
Exchange loss, net	4	(652,297)	-	-	-
Subtotal		2,464,555	3,336,506	6,049,833	10,795,012
Income from continuing operations before income tax		16,564,188	18,648,400	45,705,399	56,262,347
Income tax expense	4, 6(26)	(2,122,430)	(2,682,608)	(7,058,832)	(8,015,335)
Net income		14,441,758	15,965,792	38,646,567	48,247,012
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(1,719,254)	1,021,042	(331,922)	3,845,668
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		(614,105)	30,976	646,834	1,503,358
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(18,694)	47,493	21,337	42,428
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		590,295	5,854,132	6,571,602	4,349,130
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		(46,885)	248,501	279,124	169,593
Income tax related to items that may be reclassified subsequently	4, 6(26)	(490,008)	(64,067)	(156,421)	315,186
Total other comprehensive income (loss)		(2,298,651)	7,138,077	7,030,554	10,225,363
Total comprehensive income (loss)		$12,143,107	$23,103,869	$45,677,121	$58,472,375

Net income (loss) attributable to:
Shareholders of the parent		$14,472,042	$15,970,917	$38,714,347	$47,794,836
Non-controlling interests		(30,284)	(5,125)	(67,780)	452,176
		$14,441,758	$15,965,792	$38,646,567	$48,247,012

Comprehensive income (loss) attributable to:
Shareholders of the parent		$12,173,377	$23,108,943	$45,744,829	$58,020,170
Non-controlling interests		(30,270)	(5,074)	(67,708)	452,205
		$12,143,107	$23,103,869	$45,677,121	$58,472,375

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.16	$1.29	$3.12	$3.87
Earnings per share-diluted		$1.15	$1.27	$3.08	$3.79

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine-month periods ended September 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Appropriation and distribution of 2022 retained earnings	6(19)
Legal reserve		-	-	8,905,139	-	(8,905,139)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,180,156)	2,180,156	-	-	-	-	-	-
Cash dividends		-	-	-	-	(45,017,096)	-	-	-	(45,017,096)	-	(45,017,096)
Net income for the nine-month period ended September 30, 2023	6(19)	-	-	-	-	47,794,836	-	-	-	47,794,836	452,176	48,247,012
Other comprehensive income (loss), for the nine-month period ended September 30, 2023	6(19), 6(25)	-	-	-	-	-	4,833,880	5,391,454	-	10,225,334	29	10,225,363
Total comprehensive income (loss)		-	-	-	-	47,794,836	4,833,880	5,391,454	-	58,020,170	452,205	58,472,375
Share-based payment transaction	4, 6(19), 6(20)	(16,098)	47,483	-	-	(5,170)	-	-	834,840	861,055	5,170	866,225
Share of changes in net assets of associates and joint ventures accounted for		-	37,462	-	-	432,357	-	(432,357)	-	37,462	-	37,462
using equity method
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
The differences between the fair value of the consideration paid or received from acquiring		-	2,572,818	-	-	-	-	-	-	2,572,818	-	2,572,818
or disposing subsidiaries and the carrying amounts of the subsidiaries
Changes in subsidiaries’ ownership	4, 6(19)	-	-	-	-	(292,225)	-	-	-	(292,225)	(14)	(292,239)
Disposal of equity instruments investments measured at fair value through other	4, 6(3)	-	-	-	-	(1,628,388)	-	1,628,388	-	-	-	-
comprehensive income
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	1,356	1,356
Others	6(19)	-	(1,729,495)	-	-	-	-	-	-	(1,729,495)	(463,420)	(2,192,915)
Balance as of September 30, 2023	6(19)	$125,031,392	$13,423,365	$30,472,125	$2,734,058	$170,325,099	$(1,682,318)	$10,369,682	$(996,190)	$349,677,213	$338,976	$350,016,189

Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Appropriation and distribution of 2023 retained earnings	6(19)
Legal reserve		-	-	6,255,737	-	(6,255,737)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,734,058)	2,734,058	-	-	-	-	-	-
Cash dividends		-	-	-	-	(37,587,102)	-	-	-	(37,587,102)	-	(37,587,102)
Net income (loss) for the nine-month period ended September 30, 2024	6(19)	-	-	-	-	38,714,347	-	-	-	38,714,347	(67,780)	38,646,567
Other comprehensive income (loss), for the nine-month period ended September 30, 2024	6(19), 6(25)	-	-	-	-	614	6,694,233	335,635	-	7,030,482	72	7,030,554
Total comprehensive income (loss)		-	-	-	-	38,714,961	6,694,233	335,635	-	45,744,829	(67,708)	45,677,121
Share-based payment transaction	4, 6(19), 6(20)	(13,558)	22,854	-	-	-	-	-	804,596	813,892	2,046	815,938
Share of changes in net assets of associates and joint ventures accounted for		-	(18,762)	-	-	-	-	-	-	(18,762)	-	(18,762)
using equity method
Changes in subsidiaries’ ownership	4, 6(19)	-	11,146	-	-	-	-	-	-	11,146	(2,074)	9,072
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	14,041	14,041
Others	6(19)	-	1,986	-	-	-	-	-	-	1,986	-	1,986
Balance as of September 30, 2024	6(19)	$125,284,664	$14,341,997	$36,727,862	$-	$181,453,232	$(1,952,212)	$13,534,894	$(1,186,735)	$368,203,702	$287,164	$368,490,866

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities:
Net income before tax	$45,705,399	$56,262,347
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	32,802,022	27,804,544
Amortization	1,902,923	1,958,175
Expected credit impairment gains	(69,133)	(67,331)
Net gain of financial assets and liabilities at fair value through profit or loss	(541,274)	(168,392)
Interest expense	1,220,348	1,060,548
Interest income	(2,921,979)	(3,560,433)
Dividend income	(1,154,698)	(1,731,597)
Share-based payment	825,010	866,225
Share of profit of associates and joint ventures	(2,210,894)	(4,995,712)
Gain on disposal of property, plant and equipment	(58,211)	(216,476)
Gain on disposal of subsidiary	(352)	-
Gain on disposal of investments accounted for under the equity method	-	(19,620)
Exchange loss on financial assets and liabilities	557,468	1,188,481
Bargain purchase gain	-	(494,001)
Loss (gain) on lease modification	(8,599)	173
Amortization of deferred government grants	(642,100)	(2,226,363)
Income and expense adjustments	29,700,531	19,398,221
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(458,678)	2,256,874
Contract assets	12,181	(204,729)
Notes receivable and accounts receivable	(3,642,313)	5,999,448
Other receivables	435,490	(73,359)
Inventories	(1,940,130)	(5,446,760)
Prepayments	(437,077)	1,306,725
Other current assets	(882,176)	-
Contract fulfillment costs	210,304	(261,413)
Contract liabilities	227,501	(476,711)
Accounts payable	1,370,624	(584,183)
Other payables	(3,837,190)	(8,635,295)
Other current liabilities	296,937	195,046
Net defined benefit liabilities	(571,703)	(250,664)
Other noncurrent liabilities-others	4,008	(81,634)
Cash generated from operations	66,193,708	69,403,913
Interest received	3,293,270	3,373,131
Dividend received	2,133,338	3,617,513
Interest paid	(886,493)	(614,647)
Income tax paid	(9,838,955)	(15,996,973)
Net cash provided by operating activities	60,894,868	59,782,937

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(1,592,881)	$(754,659)
Proceeds from disposal of financial assets at fair value through profit or loss	811,838	402,256
Acquisition of financial assets at fair value through other comprehensive income or loss	(64,694)	-
Acquisition of financial assets measured at amortized cost	(4,159,208)	(153,077)
Proceeds from redemption of financial assets measured at amortized cost	6,129,608	670,121
Acquisition of investments accounted for under the equity method	(533,973)	-
Proceeds from disposal of investments accounted for under the equity method	-	293,266
Increase in prepayment for investments	(10,115)	-
Proceeds from capital reduction of investments accounted for under the equity method	1,241,874	743,106
Disposal of subsidiary	(195,498)	-
Acquisition of property, plant and equipment	(70,268,394)	(71,139,783)
Proceeds from disposal of property, plant and equipment	119,415	184,160
Increase in refundable deposits	(771,260)	(35,731)
Decrease in refundable deposits	1,537,553	75,260
Acquisition of intangible assets	(1,922,356)	(1,772,311)
Government grants related to assets acquisition	728,498	556,740
Increase in other noncurrent assets-others	(23,765)	(42,548)
Net cash used in investing activities	(68,973,358)	(70,973,200)
Cash flows from financing activities:
Increase in short-term loans	27,618,900	24,600,000
Decrease in short-term loans	(24,080,000)	(7,010,000)
Proceeds from bonds issued	-	10,000,000
Bonds issuance costs	(65)	-
Redemption of bonds	(5,100,000)	-
Proceeds from long-term loans	25,409,930	15,381,730
Repayments of long-term loans	(10,289,913)	(11,148,877)
Increase in guarantee deposits	64,567	10,910,990
Decrease in guarantee deposits	(420,190)	(1,207,600)
Cash payments for the principal portion of the lease liability	(526,439)	(495,036)
Decrease in other financial liabilities	-	(21,209,443)
Cash dividends	(37,585,177)	(45,017,506)
Change in non-controlling interests	14,041	1,356
Net cash used in financing activities	(24,894,346)	(25,194,386)
Effect of exchange rate changes on cash and cash equivalents	3,826,647	3,207,422
Net decrease in cash and cash equivalents	(29,146,189)	(33,177,227)
Cash and cash equivalents at beginning of period	132,553,615	173,818,777
Cash and cash equivalents at end of period	$103,407,426	$140,641,550

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine-Month Periods Ended September 30, 2024 and 2023

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on October 30, 2024.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2024. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

10

Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability

These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed above to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

11

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

c.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

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ii.	Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

d.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i.	Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.	Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.	Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

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4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2023.

b.	The consolidated entities are as follows:

As of September 30, 2024, December 31, 2023 and September 30, 2023

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2024	December 31, 2023	September 30, 2023
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00

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			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2024	December 31, 2023	September 30, 2023
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.80	80.00	80.12
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	94.80	99.01	99.01
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	100.00

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			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	September 30, 2024	December 31, 2023	September 30, 2023
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	-	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00

Note:	In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS. Please refer to Note 7.

(4)	Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2024 and the year ended December 31, 2023. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the three-month period ended March 31, 2024 and the year ended December 31, 2023.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the nine-month period ended September 30, 2024 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2023.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Cash on hand and petty cash	$6,291	$6,200	$6,218
Checking and savings accounts	23,054,778	50,322,942	44,988,886
Time deposits	74,816,072	80,276,114	90,473,585
Repurchase agreements collateralized by government bonds and corporate notes	5,530,285	1,948,359	5,172,861
Total	$103,407,426	$132,553,615	$140,641,550

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,968,956	$9,170,230	$8,537,490
Preferred stocks	3,116,929	2,862,119	2,755,136
Funds	6,532,398	4,472,097	4,888,095
Convertible bonds	419,092	480,715	245,449
Forward exchange contracts	8,696	-	-
Others	63,200	153,300	161,050
Total	$19,109,271	$17,138,461	$16,587,220

Current	$635,316	$443,601	$431,180
Non-current	18,473,955	16,694,860	16,156,040
Total	$19,109,271	$17,138,461	$16,587,220

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Equity instruments
Common stocks	$17,223,196	$17,508,897	$15,822,694
Preferred stocks	193,536	175,063	176,575
Total	$17,416,732	$17,683,960	$15,999,269

Current	$6,081,214	$5,753,379	$4,707,310
Non-current	11,335,518	11,930,581	11,291,959
Total	$17,416,732	$17,683,960	$15,999,269

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a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended September 30,
	2024	2023
Held at end of period	$689,462	$676,175
Derecognized during the period	-	142,535
Total	$689,462	$818,710

	For the nine-month periods ended September 30,
	2024	2023
Held at end of period	$888,826	$1,052,336
Derecognized during the period	-	142,535
Total	$888,826	$1,194,871

Please refer to Note 6(7) for derecognition of the equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) during the period.

c.	The Company reclassified its equity instrument investment in SIS as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the nine-month periods ended September 30,
	2024	2023
Fair value on the date of disposal	$-	$3,035,999
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$-	$(1,628,388)

d.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

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(4)	Financial Assets Measured at Amortized Cost

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Time deposits with original maturities over three months	$4,331,331	$6,353,768	$350,383

Current	$4,302,460	$6,131,077	$71,492
Non-current	28,871	222,691	278,891
Total	$4,331,331	$6,353,768	$350,383

(5)	Accounts Receivable, Net

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Accounts receivable	$33,054,571	$29,316,612	$30,552,570
Less: loss allowance	(11,050)	(79,062)	(148,335)
Net	$33,043,521	$29,237,550	$30,404,235

Aging analysis of accounts receivable:

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Neither past due	$28,385,654	$25,707,008	$27,360,367
Past due:
≤ 30 days	3,988,058	3,008,126	2,440,410
31 to 60 days	154,075	78,668	139,308
61 to 90 days	10,971	5,599	5,574
91 to 120 days	12	-	186
≥ 121 days	515,801	517,211	606,725
Subtotal	4,668,917	3,609,604	3,192,203
Total	$33,054,571	$29,316,612	$30,552,570

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Movement of loss allowance for accounts receivable:

	For the nine-month periods ended September 30,
	2024	2023
Beginning balance	$79,062	$209,101
Net recognition (reversal) for the period	(68,012)	(60,766)
Ending balance	$11,050	$148,335

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the nine-month periods ended September 30, 2024 and 2023, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Raw materials	$11,980,054	$10,995,569	$10,959,278
Supplies and spare parts	6,176,399	6,443,172	6,616,396
Work in process	16,892,608	15,560,517	17,096,546
Finished goods	3,040,977	2,713,300	1,888,356
Total	$38,090,038	$35,712,558	$36,560,576

a.	For the three-month periods ended September 30, 2024 and 2023, the Company recognized NT$38,098 million and NT$34,586 million, respectively, in operating costs, of which NT$560 million and NT$25 million were related to write-down of inventories. For the nine-month periods ended September 30, 2024 and 2023, the Company recognized NT$108,371 million and NT$101,785 million, respectively, in operating cost, of which NT$523 million and NT$714 million were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

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(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	September 30, 2024		December 31, 2023		September 30, 2023
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$3,526,791	19.02	$3,912,264	19.02	$3,560,586	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,502,993	13.80	2,001,769	13.78	1,926,774	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,864,927	13.05	13,712,103	13.05	13,554,651	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	527,060	42.00	625,667	42.00	524,000	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,580,752	40.00	2,109,906	40.00	2,742,347	40.00
HSUN CHIEH CAPITAL CORP.	258,533	40.00	235,098	40.00	237,130	40.00
PURIUMFIL INC.	13,309	40.00	11,521	40.00	10,879	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	13,374,490	36.49	12,595,605	36.49	11,193,887	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	11,044,207	26.78	10,049,821	26.78	9,260,808	26.78
UNITED LED CORPORATION HONG KONG LIMITED	101,668	25.14	93,793	25.14	95,510	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	50,215	10.38	58,964	10.38	57,032	10.38
Total	$46,844,945		$45,406,511		$43,163,604

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Note A: In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024. UMC’s stockholding percentage remains unchanged.

Note B: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

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Note E: TRIKNIGHT executed a capital reduction and refunded NT$400 million, NT$400 million and NT$560 million based on UMC’s stockholding percentage in July 2024, June and December 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note F: HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in April 2024 and April 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Cash dividends from investments accounted for under the equity method for the nine-month periods ended September 30, 2024 and 2023 were NT$974 million and NT$1,870 million, respectively. As of September 30, 2024, December 31, 2023 and September 30, 2023, all of the abovementioned cash dividends has been received.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,895 million, NT$19,626 million and NT$19,042 million as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively. The fair value of these investments were NT$44,783 million, NT$53,726 million and NT$50,364 million as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$358 million, NT$573 million, NT$1,378 million and NT$4,115 million for the three-month and nine-month periods ended September 30, 2024 and 2023, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$(65) million, NT$226 million, NT$274 million and NT$208 million for the three-month and nine-month periods ended September 30, 2024 and 2023, respectively. The balances of investments accounted for under the equity method were NT$29,347 million, NT$29,337 million and NT$28,015 million as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

23

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and nine-month periods ended September 30, 2024 and 2023 were NT$(18) million, NT$24 million, NT$27 million and NT$35 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended September 30,
	2024	2023
Income (loss) from continuing operations	$842,760	$1,021,601
Other comprehensive income (loss)	(642,823)	255,135
Total comprehensive income (loss)	$199,937	$1,276,736

	For the nine-month periods ended September 30,
	2024	2023
Income (loss) from continuing operations	$2,210,894	$4,995,712
Other comprehensive income (loss)	898,826	1,639,384
Total comprehensive income (loss)	$3,109,720	$6,635,096

c.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
HSUN CHIEH	441,371	441,371	441,371
YANN YUAN	192,963	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	47	47
SIS (Note B)	266,580	266,580	266,580
Total	900,961	900,961	900,961

Note A: Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B: Beginning from August 2023, SIS becomes an associate of the Company.

24

(8)	Property, Plant and Equipment

a.	For the nine-month period ended September 30, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	30,056	-	-	-	-	64,507,409	64,537,465
Disposals	-	(1,019)	(1,556,187)	-	(69,409)	-	(708)	(1,627,323)
Disposal of a subsidiary	-	(119,012)	-	-	(40,258)	-	-	(159,270)
Transfers and reclassifications	-	1,319,623	76,374,580	741	532,426	-	(75,634,927)	2,592,443
Exchange effect	13,469	568,700	9,100,516	961	64,198	1,614	2,035,869	11,785,327
As of September 30, 2024	$1,443,807	$40,168,211	$1,105,417,730	$73,414	$9,360,425	$67,437	$73,266,294	$1,229,797,318

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	1,045,620	30,811,061	3,444	381,837	1,744	-	32,243,706
Disposals	-	(110)	(1,512,043)	-	(68,972)	-	-	(1,581,125)
Disposal of a subsidiary	-	(27,012)	-	-	(20,005)	-	-	(47,017)
Exchange effect	-	215,807	8,903,111	689	53,387	1,591	-	9,174,585
As of September 30, 2024	$-	$25,262,445	$922,290,803	$60,390	$7,402,260	$66,373	$-	$955,082,271
Net carrying amount:
As of September 30, 2024	$1,443,807	$14,905,766	$183,126,927	$13,024	$1,958,165	$1,064	$73,266,294	$274,715,047

25

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	14,531	14,531
Exchange effect	2,055	11,970	-	8,876	22,901
As of September 30, 2024	$541,758	$2,452,887	$6,345	$1,409,147	$4,410,137

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	29,358	-	10,529	39,887
Exchange effect	-	5,814	-	8,756	14,570
As of September 30, 2024	$-	$1,332,240	$6,345	$1,341,883	$2,680,468
Net carrying amount:
As of September 30, 2024	$541,758	$1,120,647	$-	$67,264	$1,729,669

b.	For the nine-month period ended September 30, 2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	70,968	-	-	-	-	58,825,175	58,896,143
Disposals	-	(2,664)	(5,327,710)	-	(24,140)	-	-	(5,354,514)
Transfers and reclassifications	-	721,892	55,186,277	5,888	862,261	425	(47,386,390)	9,390,353
Exchange effect	(43,047)	(33,573)	6,794,530	539	12,854	1,576	493,403	7,226,282
As of September 30, 2023	$1,427,169	$38,354,392	$1,010,472,785	$71,350	$8,912,968	$65,076	$67,296,131	$1,126,599,871

26

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	1,054,168	25,765,212	3,691	368,354	2,812	-	27,194,237
Disposals	-	(2,664)	(5,320,294)	-	(24,074)	-	-	(5,347,032)
Exchange effect	-	40,236	6,806,022	256	18,161	1,645	-	6,866,320
As of September 30, 2023	$-	$23,823,246	$884,988,725	$55,544	$7,059,958	$63,840	$-	$915,991,313
Net carrying amount:
As of September 30, 2023	$1,427,169	$14,531,146	$125,484,060	$15,806	$1,853,010	$1,236	$67,296,131	$210,608,558

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	35,145	35,145
Exchange effect	(6,568)	10,506	-	2,421	6,359
As of September 30, 2023	$539,219	$2,453,753	$6,345	$1,371,857	$4,371,174

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	71,165	-	20,785	91,950
Exchange effect	-	7,197	-	2,365	9,562
As of September 30, 2023	$-	$1,281,174	$6,345	$1,325,416	$2,612,935
Net carrying amount:
As of September 30, 2023	$539,219	$1,172,579	$-	$46,441	$1,758,239

27

c.	Details of interest expense capitalized were as follows:

	For the nine-month periods ended September 30,
	2024	2023
Interest expense capitalized	$10,142	$5,971
Interest rates applied	1.52% - 1.95%	1.48% - 1.65%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Land (including land use right)	$5,825,525	$5,318,986	$5,525,152
Buildings	187,774	156,483	164,046
Machinery and equipment	2,025,948	1,506,824	1,570,200
Transportation equipment	13,948	16,356	17,667
Other equipment	4,270	1,706	1,658
Net	$8,057,465	$7,000,355	$7,278,723

	For the three-month periods ended September 30,
	2024	2023
Depreciation
Land (including land use right)	$95,225	$94,812
Buildings	21,628	22,719
Machinery and equipment	58,744	50,369
Transportation equipment	2,534	3,195
Other equipment	331	827
Total	$178,462	$171,922

28

	For the nine-month periods ended September 30,
	2024	2023
Depreciation
Land (including land use right)	$282,495	$282,531
Buildings	66,105	70,728
Machinery and equipment	160,726	152,305
Transportation equipment	8,279	10,062
Other equipment	824	2,731
Total	$518,429	$518,357

i.	For the nine-month periods ended September 30, 2024 and 2023, the Company’s addition to right-of-use assets amounted to NT$1,523 million and NT$174 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Current	$628,299	$514,324	$523,373
Non-current	5,882,282	4,878,863	5,008,711
Total	$6,510,581	$5,393,187	$5,532,084

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

29

(10)	Intangible Assets

For the nine-month period ended September 30, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	774,207	-	397,932	1,172,139
Write-off	-	(1,201,819)	(214,874)	(251,919)	(1,668,612)
Disposal of a subsidiary	-	(3,143)	-	-	(3,143)
Reclassifications	-	6,097	-	-	6,097
Exchange effect	-	39,531	498,823	3,473	541,827
As of September 30, 2024	$15,012	$5,080,950	$2,057,490	$3,460,127	$10,613,579

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	1,214,886	157,217	493,551	1,865,654
Write-off	-	(1,201,819)	(214,874)	(251,919)	(1,668,612)
Disposal of a subsidiary	-	(2,020)	-	-	(2,020)
Exchange effect	-	26,563	342,434	3,412	372,409
As of September 30, 2024	$7,398	$2,928,441	$1,193,742	$2,630,566	$6,760,147
Net carrying amount:
As of September 30, 2024	$7,614	$2,152,509	$863,748	$829,561	$3,853,432

For the nine-month period ended September 30, 2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	1,197,520	45,717	328,499	1,571,736
Write-off	-	(1,443,237)	(1,806,545)	(350,949)	(3,600,731)
Reclassifications	-	(9,276)	-	-	(9,276)
Exchange effect	-	(97,488)	44,728	(10,814)	(63,574)
As of September 30, 2023	$15,012	$5,317,306	$1,706,332	$2,920,720	$9,959,370

30

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	1,301,671	226,515	302,707	1,830,893
Write-off	-	(1,443,237)	(1,806,545)	(350,949)	(3,600,731)
Exchange effect	-	(40,584)	11,397	(10,022)	(39,209)
As of September 30, 2023	$7,398	$2,507,247	$1,028,880	$2,433,443	$5,976,968
Net carrying amount:
As of September 30, 2023	$7,614	$2,810,059	$677,452	$487,277	$3,982,402

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended September 30,
	2024	2023
Operating costs	$267,758	$293,285
Operating expenses	$362,974	$295,507

	For the nine-month periods ended September 30,
	2024	2023
Operating costs	$702,675	$942,690
Operating expenses	$1,162,979	$888,203

(11)	Short-Term Loans

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured bank loans	$17,068,900	$13,530,000	$17,590,000

As of
	September 30, 2024	December 31, 2023	September 30, 2023
Interest rates applied	1.79% - 2.72%	1.69% - 2.65%	1.60% - 2.65%

31

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Embedded derivatives in exchangeable bonds	$1,086,488	$1,019,362	$655,219

(13)	Bonds Payable

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Unsecured domestic bonds payable	$28,000,000	$33,100,000	$33,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(353,956)	(498,021)	(545,276)
Total	33,403,417	38,359,352	38,312,097
Less: Current or exchangeable portion due within one year	(8,819,770)	(13,779,701)	(10,334,679)
Net	$24,583,647	$24,579,651	$27,977,418

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest was paid annually and the principal was fully repaid in June 2024.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest was paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.

32

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: USD 400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.

33

(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$506.0 per NOVATEK common share on September 30, 2024.

34

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)	The bondholders shall have exercised the exchange right before maturity, or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of September 30, 2024, December 31, 2023 and September 30, 2023, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million, USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

(14)	Long-Term Loans

a.	Details of long-term loans as of September 30, 2024, December 31, 2023 and September 30, 2023 were as follows:

	As of
Lenders	September 30, 2024	December 31, 2023	September 30, 2023	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$1,217	$4,866	$6,082	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	10,588	13,765	14,824	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	35,588	46,265	49,824	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (4)	41,050	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.

35

	As of
Lenders	September 30, 2024	December 31, 2023	September 30, 2023	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	$14,865	$23,784	$26,757	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	11,000	20,000	23,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	5,690	10,345	12,414	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	39,979	58,916	65,229	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	34,400	34,400	-	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others	10,191,725	11,766,832	12,035,465	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi- annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank (1)	27,000	35,668	38,524	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from First Commercial Bank (2)	63,080	-	-	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	12,488	16,650	18,037	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.

36

	As of
Lenders	September 30, 2024	December 31, 2023	September 30, 2023	Redemption
Secured Long-Term Loan from Shanghai Commercial Bank (2)	$4,358	$4,980	$4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	39,375	45,000	45,000	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (4)	9,800	-	-	Repayable quarterly from September 20, 2024 to March 15, 2028 with monthly interest payments.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	131,750	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,393,053	1,515,790	1,759,381	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	833,333	1,333,333	1,500,000	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	2,000,000	-	-	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,250	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (1)	59,370	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (2)	3,000,000	-	-	Repayable quarterly from July 17, 2027 to July 17, 2029 with monthly interest payments.

37

	As of
Lenders	September 30, 2024	December 31, 2023	September 30, 2023	Redemption
Unsecured Long-Term Loan from Eastern International Bank	$59,380	$-	$-	Repayable monthly from April 10, 2024 to March 15, 2029 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	-	800,000	800,000	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note B)	800,000	-	-	Settlement due on August 22, 2029 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	2,000,000	3,000,000	3,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	1,100,000	4,000,000	4,000,000	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note E)	5,000,000	-	-	Repayable semi-annually from November 28, 2025 to May 28, 2028 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (1) (Note F)	4,700,000	-	-	Settlement due on August 26, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (2) (Note F)	1,300,000	-	-	Settlement due on September 13, 2029 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note G)	3,000,000	-	-	Repayable annually from January 20, 2026 to January 20, 2029 with monthly interest payments.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note H)	1,000,000	-	-	Repayable quarterly from July 19, 2027 to July 19, 2029 with monthly interest payments.
Unsecured Revolving Loan from Eastern International Bank (Note I)	1,500,000	-	-	Settlement due on July 18, 2029 with monthly interest payments.
Subtotal	38,517,339	22,883,344	23,552,267
Less: Current portion	(4,966,850)	(2,227,096)	(2,149,569)
Total	$33,550,489	$20,656,248	$21,402,698

As of
	September 30, 2024	December 31, 2023	September 30, 2023
Interest rates applied	1.53% - 5.83%	1.67% - 6.56%	1.66% - 6.56%

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Note A: First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of December 31, 2023 and September 30, 2023, the unused line of credit were both NT$1.2 billion.

Note B: First Commercial Bank approved the 1-year credit loan on July 9, 2024, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to July 9, 2025. As of September 30, 2024, the unused line of credit was NT$1.2 billion.

Note C: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of September 30, 2024, December 31, 2023 and September 30, 2023, the unused line of credit were all nil.

Note D: UMC entered into a 5-year loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of September 30, 2024, December 31, 2023 and September 30, 2023, the unused line of credit were NT$2.9 billion, nil and nil, respectively.

Note E: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from November 28, 2022. The agreement offered UMC a revolving line of credit of NT$5 billion. This line of credit will be reduced starting from the end of the two years and five months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is May 28, 2028. As of September 30, 2024, December 31, 2023 and September 30, 2023, the unused line of credit were nil, NT$5 billion and NT$5 billion, respectively.

Note F: UMC entered into a 5-year loan agreement with DBS Bank, effective from March 29, 2024. The agreement offered UMC a revolving line of credit of NT$6 billion. The expiration date of the agreement is March 29, 2029. As of September 30, 2024, the unused line of credit was nil.

39

Note G: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from July 20, 2023. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is January 20, 2029. As of September 30, 2024, the unused line of credit was nil.

Note H: UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective from July 11, 2024. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the third year after the first use and every three months thereafter, with a total of nine adjustments. The expiration date of the agreement is July 19, 2029. As of September 30, 2024, the unused line of credit was NT$2 billion.

Note I: UMC entered into a 5-year loan agreement with Eastern International Bank, effective from May 27, 2024. The agreement offered UMC a revolving line of credit of NT$2.5 billion. The expiration date of the agreement is July 18, 2029. As of September 30, 2024, the unused line of credit was NT$1 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$501 million, NT$228 million, NT$1,482 million and NT$1,180 million were contributed by the Company for the three-month and nine-month periods ended September 30, 2024 and 2023, respectively.

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b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and nine-month periods ended September 30, 2024 and 2023, total pension expenses of NT$9 million, NT$11 million, NT$26 million and NT$34 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Beginning balance	$2,547,022	$4,677,444	$4,677,444
Arising during the period	728,498	591,086	556,740
Recorded in profit or loss:
Other operating income	(642,100)	(2,663,843)	(2,226,363)
Exchange effect	131,049	(57,665)	16,049
Ending balance	$2,764,469	$2,547,022	$3,023,870

Current (classified under other current liabilities)	$729,717	$717,457	$1,019,377
Non-current (classified under other noncurrent liabilities-others)	2,034,752	1,829,565	2,004,493
Total	$2,764,469	$2,547,022	$3,023,870

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

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(17)	Refund Liabilities (classified under other current liabilities)

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Refund liabilities	$3,246,813	$3,033,576	$1,690,806

(18)	Provisions

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Onerous Contracts (classified under other current liabilities)	$164,893	$57,800	$179,458
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	663,886	602,433	468,829
Total	$828,779	$660,233	$648,287

	Onerous Contracts	Decommissioning Liabilities
Balance as of January 1, 2024	$57,800	$602,433
Arising during the period	141,005	30,056
Unused provision reversed	(37,822)	-
Discount rate adjustment and unwinding of discount from the passage of time	-	13,219
Exchange effect	3,910	18,178
Balance as of September 30, 2024	$164,893	$663,886

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

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(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of September 30, 2024, December 31, 2023 and September 30, 2023, of which 12,528 million shares, 12,530 million shares, and 12,503 million shares were issued as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively, each at a par value of NT$10.

ii.	UMC had 149 million, 121 million and 125 million ADSs, which were traded on the NYSE as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively. The total number of common shares of UMC represented by all issued ADSs were 746 million shares, 607 million shares and 623 million shares as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively. One ADS represents five common shares.

iii.	On December 5, 2023, UMC issued restricted stocks for its employees in a total of 27 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In April 2023, October 2023, February 2024, April 2024 and July 2024, UMC has recalled and cancelled 2 million shares, 0.04 million shares, 1 million shares, 0.45 million shares and 0.12 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

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Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2023 and 2022 were approved by the shareholders’ meeting held on May 30, 2024 and May 31, 2023, respectively. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2023	2022	2023	2022
Legal reserve	$6,255,736	$8,905,139
Special reserve	(2,734,057)	(2,180,156)
Cash dividends	37,587,102	45,017,096	$3.00	$3.60

The aforementioned 2023 and 2022 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024 and February 22, 2023, respectively.

The cash dividend per share for 2023 and 2022 were adjusted to NT$3.00011747 and NT$3.60046348 per share. The adjustments were due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2024 and April 2023, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

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c.	Non-controlling interests:

	For the nine-month periods ended September 30,
	2024	2023
Balance as of January 1	$340,859	$343,679
Attributable to non-controlling interests:
Net income (loss)	(67,780)	452,176
Other comprehensive income (loss)	72	29
Share-based payment transactions	2,046	5,170
Changes in subsidiaries’ ownership	(2,074)	(14)
Non-controlling interests	14,041	1,356
Others	-	(463,420)
Ending balance	$287,164	$338,976

(20)	Share-Based Payment

a.	Restricted stock plan for employees

On May 30, 2024, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 66 million common shares. The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC. It shall be executed in one tranche or in installments within two years from the date of receiving the effective registration. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested restricted stocks at certain percentage and time frame.

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

45

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 27 million shares and 23 million shares of restricted stock for employees were issued without consideration on December 5, 2023 and December 5, 2022, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment issued in 2022 and 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$48.9, NT$44.4, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and nine-month periods ended September 30, 2024 and 2023, the compensation costs of NT$241 million, NT$258 million, NT$814 million and NT$866 million, respectively, were recognized in expenses by the Company.

46

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in September 2020, expired in August 2024.

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of September 30, 2024, the assumptions used are as follows:

Granted in June 2021
Share price of measurement date (NT$/ per share)	$53.80
Expected volatility	26.96%
Expected life	0.69 years
Expected dividend yield	6.46%
Risk-free interest rate	1.33%

For the three-month and nine-month periods ended September 30, 2024 and 2023, the compensation costs of NT$(4) million, NT$18 million, NT$20 million and NT$84 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$8 million, NT$207 million and NT$191 million as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively. The intrinsic value for the liabilities of vested rights were all nil.

47

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended September 30,
	2024	2023
Wafer	$58,076,307	$54,343,312
Others	2,408,778	2,725,555
Total	$60,485,085	$57,068,867

	For the nine-month periods ended September 30,
	2024	2023
Wafer	$163,961,638	$159,413,440
Others	7,954,836	8,161,282
Total	$171,916,474	$167,574,722

ii.	By geography

	For the three-month periods ended September 30,
	2024	2023
Taiwan	$22,361,647	$18,045,587
China (includes Hong Kong)	10,676,629	6,877,017
Japan	2,513,869	2,077,337
Korea	6,456,821	8,306,345
USA	15,377,968	15,223,812
Europe	3,095,866	6,493,398
Others	2,285	45,371
Total	$60,485,085	$57,068,867

	For the nine-month periods ended September 30,
	2024	2023
Taiwan	$63,189,734	$49,555,240
China (includes Hong Kong)	27,537,636	21,015,320
Japan	7,255,435	9,600,124
Korea	19,377,771	22,059,357
USA	43,100,770	46,268,643
Europe	11,450,728	19,025,644
Others	4,400	50,394
Total	$171,916,474	$167,574,722

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The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered, and the comparative information in respect of the preceding period is also presented on a consistent basis.

iii.	By the timing of revenue recognition

	For the three-month periods ended September 30,
	2024	2023
At a point in time	$59,822,466	$56,442,427
Over time	662,619	626,440
Total	$60,485,085	$57,068,867

	For the nine-month periods ended September 30,
	2024	2023
At a point in time	$169,804,865	$165,968,653
Over time	2,111,609	1,606,069
Total	$171,916,474	$167,574,722

b.	Contract balances

i.	Contract assets, current

	As of
	September 30, 2024	December 31, 2023	September 30, 2023	December 31, 2022
Sales of goods and services	$1,135,295	$1,132,477	$975,306	$766,691
Less: Loss allowance	(405,282)	(392,949)	(411,565)	(393,373)
Net	$730,013	$739,528	$563,741	$373,318

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(6).

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ii.	Contract liabilities

	As of
	September 30, 2024	December 31, 2023	September 30, 2023	December 31, 2022
Sales of goods and services	$3,450,528	$3,681,352	$3,580,297	$3,985,003

Current	$3,006,728	$3,250,712	$3,127,957	$3,546,815
Non-current	443,800	430,640	452,340	438,188
Total	$3,450,528	$3,681,352	$3,580,297	$3,985,003

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,824 million and NT$2,726 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the nine-month periods ended September 30, 2024 and 2023.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$207 million and NT$200 million as of September 30, 2024 and 2023, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of September 30, 2024, December 31, 2023 and September 30, 2023, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$678 million, NT$877 million and NT$986 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

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(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended September 30,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,629,716	$3,012,072	$9,641,788	$7,020,051	$3,023,360	$10,043,411
Labor and health insurance	337,145	130,137	467,282	464,589	201,874	666,463
Pension	381,965	128,113	510,078	123,035	116,498	239,533
Other employee benefit expenses	84,092	37,680	121,772	89,539	32,503	122,042
Depreciation	11,620,061	405,648	12,025,709	8,860,203	385,651	9,245,854
Amortization	267,901	375,183	643,084	332,968	299,011	631,979

	For the nine-month periods ended September 30,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$19,242,479	$8,653,491	$27,895,970	$20,102,115	$9,018,273	$29,120,388
Labor and health insurance	1,058,733	402,841	1,461,574	1,171,219	439,444	1,610,663
Pension	1,131,035	376,715	1,507,750	871,575	342,585	1,214,160
Other employee benefit expenses	244,692	107,551	352,243	255,237	102,496	357,733
Depreciation	31,526,566	1,173,469	32,700,035	26,493,169	1,153,454	27,646,623
Amortization	719,778	1,183,145	1,902,923	1,060,046	898,129	1,958,175

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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the nine-month periods ended September 30, 2024 and 2023. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2023 and 2022 were reported to the shareholders’ meeting held on May 30, 2024 and May 31, 2023, respectively. The details of distribution were as follows:

	2023	2022
Employees’ compensation – Cash	$5,439,059	$9,160,485
Directors’ compensation	45,000	45,000

The aforementioned 2023 and 2022 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024 and February 22, 2023.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

52

(23)	Net Other Operating Income and Expenses

	For the three-month periods ended September 30,
	2024	2023
Government grants	$229,693	$527,825
Rental income from property, plant and equipment	50,598	50,504
Gain on disposal of property, plant and equipment	20,819	81,366
Others	(71,503)	(87,054)
Total	$229,607	$572,641

	For the nine-month periods ended September 30,
	2024	2023
Government grants	$947,186	$2,634,506
Rental income from property, plant and equipment	151,329	151,462
Gain on disposal of property, plant and equipment	58,211	216,476
Others	(194,994)	(252,265)
Total	$961,732	$2,750,179

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended September 30,
	2024	2023
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$1,182,804	$(221,812)
Gain on disposal of investments accounted for under the equity method	-	-
Others	417	40,907
Total	$1,183,221	$(180,905)

	For the nine-month periods ended September 30,
	2024	2023
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$541,274	$168,392
Gain on disposal of investments accounted for under the equity method	-	19,620
Others	20,344	88,541
Total	$561,618	$276,553

53

b.	Finance costs

	For the three-month periods ended September 30,
	2024	2023
Interest expenses
Bonds payable	$119,975	$106,872
Bank loans	290,068	270,041
Lease liabilities	52,278	44,897
Others	4,596	3,360
Financial expenses	20,306	25,240
Total	$487,223	$450,410

	For the nine-month periods ended September 30,
	2024	2023
Interest expenses
Bonds payable	$390,591	$304,349
Bank loans	671,647	611,889
Lease liabilities	144,538	134,947
Others	13,572	9,363
Financial expenses	76,704	86,551
Total	$1,297,052	$1,147,099

(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended September 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(1,719,254)	$-	$(1,719,254)	$(18,694)	$(1,737,948)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(614,105)	-	(614,105)	-	(614,105)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	590,295	-	590,295	(493,642)	96,653
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(46,885)	-	(46,885)	3,634	(43,251)
Total other comprehensive income (loss)	$(1,789,949)	$-	$(1,789,949)	$(508,702)	$(2,298,651)

54

	For the three-month period ended September 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,021,042	$-	$1,021,042	$47,493	$1,068,535
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	30,976	-	30,976	-	30,976
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,854,132	-	5,854,132	(59,199)	5,794,933
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	248,501	-	248,501	(4,868)	243,633
Total other comprehensive income (loss)	$7,154,651	$-	$7,154,651	$(16,574)	$7,138,077

55

	For the nine-month period ended September 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(331,922)	$-	$(331,922)	$21,337	$(310,585)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	646,834	-	646,834	-	646,834
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	6,571,602	-	6,571,602	(150,995)	6,420,607
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	279,124	-	279,124	(5,426)	273,698
Total other comprehensive income (loss)	$7,165,638	$-	$7,165,638	$(135,084)	$7,030,554

	For the nine-month period ended September 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$3,845,668	$-	$3,845,668	$42,428	$3,888,096
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,503,358	-	1,503,358	-	1,503,358
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	4,349,130	-	4,349,130	322,182	4,671,312
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	171,006	(1,413)	169,593	(6,996)	162,597
Total other comprehensive income (loss)	$9,869,162	$(1,413)	$9,867,749	$357,614	$10,225,363

56

(26)	Income Tax

a.	The major components of income tax for the three-month and nine-month periods ended September 30, 2024 and 2023 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended September 30,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$1,818,815	$2,235,219
Adjustments in respect of current income tax of prior periods	374	(128)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	538,157	455,851
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(234,719)	26
Adjustment of prior year’s deferred income tax	(39)	(8,545)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(158)	185
Income tax expense recorded in profit or loss	$2,122,430	$2,682,608

57

	For the nine-month periods ended September 30,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$5,110,109	$7,055,170
Adjustments in respect of current income tax of prior periods	(124,279)	(188,730)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	2,325,712	1,174,978
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(234,719)	-
Deferred income tax related to changes in tax rates	69	-
Adjustment of prior year’s deferred income tax	(3,494)	(9,396)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,566)	(16,687)
Income tax expense recorded in profit or loss	$7,058,832	$8,015,335

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2024	2023
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(18,694)	$47,493

	For the nine-month periods ended September 30,
	2024	2023
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$21,337	$42,428

58

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended September 30,
	2024	2023
Exchange differences on translation of foreign operations	$(493,642)	$(59,199)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	3,634	(4,868)
Income tax related to items that may be reclassified subsequently to profit or loss	$(490,008)	$(64,067)

	For the nine-month periods ended September 30,
	2024	2023
Exchange differences on translation of foreign operations	$(150,995)	$322,182
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(5,426)	(6,996)
Income tax related to items that may be reclassified subsequently to profit or loss	$(156,421)	$315,186

(iii)	Deferred income tax charged directly to equity

	For the three-month periods ended September 30,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$-

	For the nine-month periods ended September 30,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$196

59

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of September 30, 2024, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2021, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2013.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

d.	UMC KOREA, UME BV and USJC, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted. The legislation will gradually come into effect or be implemented in the aforementioned jurisdictions beginning from 2024. The subsidiaries had no current tax expense related to the Pillar Two legislation for the nine-month period ended September 30, 2024.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended September 30,
	2024	2023
Net income attributable to the parent company	$14,472,042	$15,970,917
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,436,437	12,371,130
Earnings per share-basic (NTD)	$1.16	$1.29

	For the nine-month periods ended September 30,
	2024	2023
Net income attributable to the parent company	$38,714,347	$47,794,836
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,421,625	12,356,414
Earnings per share-basic (NTD)	$3.12	$3.87

60

b.	Earnings per share-diluted

	For the three-month periods ended September 30,
	2024	2023
Net income attributable to the parent company	$14,472,042	$15,970,917
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,436,437	12,371,130
Effect of dilution
Restricted stocks for employees	67,480	109,832
Employees’ compensation	55,441	85,812
Weighted-average number of ordinary shares after dilution (thousand shares)	12,559,358	12,566,774
Earnings per share-diluted (NTD)	$1.15	$1.27

	For the nine-month periods ended September 30,
	2024	2023
Net income attributable to the parent company	$38,714,347	$47,794,836
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,421,625	12,356,414
Effect of dilution
Restricted stocks for employees	81,453	125,789
Employees’ compensation	79,014	120,295
Weighted-average number of ordinary shares after dilution (thousand shares)	12,582,092	12,602,498
Earnings per share-diluted (NTD)	$3.08	$3.79

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the nine-month period ended September 30, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash flows	Foreign exchange	Others (Note A)	As of September 30, 2024
Short-term loans	$13,530,000	$3,538,900	$-	$-	$17,068,900
Long-term loans (current portion included)	22,883,344	15,120,017	513,978	-	38,517,339
Bonds payable (current portion included)	38,359,352	(5,100,065)	-	144,130	33,403,417
Guarantee deposits (current portion included)	41,599,386	(355,623)	886,457	-	42,130,220 (Note B)
Lease liabilities	5,393,187	(526,439)	190,739	1,453,094 (Note C)	6,510,581

61

For the nine-month period ended September 30, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash flows	Foreign exchange	Others (Note A)	As of September 30, 2023
Short-term loans	$-	$17,590,000	$-	$-	$17,590,000
Long-term loans (current portion included)	19,279,342	4,232,853	40,072	-	23,552,267
Bonds payable (current portion included)	28,184,687	10,000,000	-	127,410	38,312,097
Guarantee deposits (current portion included)	30,757,001	9,703,390	1,847,039	-	42,307,430 (Note B)
Lease liabilities	5,737,095	(495,036)	19,028	270,997	5,532,084
Other financial liabilities	21,449,487	(21,209,443)	(330,783)	90,739	-

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

Note C: Mainly due to the addition to lease properties.

7.	RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate (Note A)
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiary (Note B)
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiary (Note B)

62

Note A: Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

Note B: Beginning from July 2023, the company is no longer serving as the directors and supervisors of subsidiary, and therefore is no longer considered a related party to the Company.

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended September 30,
	2024	2023
Associates	$960,346	$1,083,602
Other related party	-	2,613
Total	$960,346	$1,086,215

	For the nine-month periods ended September 30,
	2024	2023
Associates	$2,398,699	$2,366,982
Other related party	-	4,463
Total	$2,398,699	$2,371,445

Accounts receivable, net

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$413,696	$302,828	$654,886
ARTERY TECHNOLOGY CORPORATION, LTD.	189,210	40,886	15,195
Others	-	3,602	28,514
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	93,321	-	-
Others	4,669	648	1,671
Total	$700,896	$347,964	$700,266

63

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

b.	Significant asset transactions

Acquisition of subsidiaries’ ownership

For the three-month and nine-month periods ended September 30, 2024: None.

	Transaction underlying	Trading Capital Amount (In thousands of dollars)		Purchase price
				For the three-month period ended September 30, 2023	For the nine-month period ended September 30, 2023
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Ownership of USCXM	RMB	3,741,862	$17,945,970	$17,945,970
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Ownership of USCXM	RMB	674,762	3,263,473	3,263,473
Total		RMB	4,416,624	$21,209,443	$21,209,443

Acquisition of investments accounted for under the equity method

For the three-month periods ended September 30, 2024 and 2023: None.

For the nine-month period ended September 30, 2024:

	Transaction underlying	Trading Volume (In thousands of shares)	Purchase price
Associates	Stock of FARADAY	1,723	$533,973

64

For the nine-month period ended September 30, 2023:

	Transaction underlying	Trading Volume (In thousands of shares)	Purchase price
Associates	Stock of UNIMICRON	4,945	$608,224

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended September 30,
	2024	2023
FARADAY TECHNOLOGY CORP.	$50,284	$38,428

	Purchase price
	For the nine-month periods ended September 30,
	2024	2023
FARADAY TECHNOLOGY CORP.	$169,419	$151,060

Disposal of subsidiary ownership

			Disposal price		Gain on disposal
	Transaction underlying	Trading Capital Amount (In thousands of dollars)	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024	For the three-month period ended September 30, 2024	For the nine-month period ended September 30, 2024
Associates
Subsidiary of SIS - SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Ownership of UDS	RMB 30,000	$341,387	$341,387	$352	$352

On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The disposal was completed in August 2024.

For the three-month and nine-month periods ended September 30, 2023: None.

65

c.	Others

Mask expenditure

	For the three-month periods ended September 30,
	2024	2023
Other related party	$459,803	$661,156

	For the nine-month periods ended September 30,
	2024	2023
Other related party	$1,754,169	$1,686,452

Other payables of mask expenditure

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Other related party	$531,017	$751,763	$755,120

d.	Key management personnel compensation

	For the three-month periods ended September 30,
	2024	2023
Short-term employee benefits	$392,963	$516,821
Post-employment benefits	655	575
Share-based payment	85,530	126,894
Others	110	107
Total	$479,258	$644,397

	For the nine-month periods ended September 30,
	2024	2023
Short-term employee benefits	$1,043,445	$1,295,845
Post-employment benefits	2,028	2,003
Share-based payment	312,299	425,283
Others	307	403
Total	$1,358,079	$1,723,534

66

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	September 30, 2024	December 31, 2023	September 30, 2023	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,009,000	$813,289	$813,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	236,556	236,556	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	38,073	36,970	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	1,006,852	1,006,989	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	474,000	459,900	483,150	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,488,982	4,487,730	4,640,552	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	4,674,070	6,627,761	8,762,045	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	-	-	171	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	-	-	10,054	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	273,693	266,650	273,636	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$11,286,584	$14,027,423	$16,355,127

67

9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of September 30, 2024, amounts available under unused letters of credit were NT$0.6 billion.

(2)	As of September 30, 2024, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$0.9 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.0 billion. As of September 30, 2024, the portion of royalties and development fees not yet recognized was NT$1.1 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of September 30, 2024, these construction contracts amounted to approximately NT$71.5 billion and the portion of the contracts not yet recognized was approximately NT$16.9 billion.

68

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC's withdrawal of actions and the application for injunctive procedure.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

69

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	September 30, 2024	December 31, 2023	September 30, 2023
Financial assets at fair value through profit or loss	$19,109,271	$17,138,461	$16,587,220
Financial assets at fair value through other comprehensive income	17,416,732	17,683,960	15,999,269
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	103,401,135	132,547,415	140,635,332
Receivables	35,687,048	32,292,914	33,287,998
Refundable deposits	1,957,916	2,708,823	2,733,780
Other financial assets	4,331,331	6,353,768	350,383
Total	$181,903,433	$208,725,341	$209,593,982

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,086,488	$1,019,362	$655,219
Financial liabilities measured at amortized cost
Short-term loans	17,068,900	13,530,000	17,590,000
Payables	45,213,147	52,393,399	46,939,438
Guarantee deposits (current portion included)	42,130,220	41,599,386	42,307,430
Bonds payable (current portion included)	33,403,417	38,359,352	38,312,097
Long-term loans (current portion included)	38,517,339	22,883,344	23,552,267
Lease liabilities	6,510,581	5,393,187	5,532,084
Total	$183,930,092	$175,178,030	$174,888,535

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(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2024 and 2023 decreases/increases by NT$871 million and increases/decreases by NT$60 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2024 and 2023 decreases/increases by NT$299 million and NT$668 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the nine-month periods ended September 30, 2024 and 2023 decreases/increases by NT$100 million and NT$162 million, respectively.

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Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the nine-month periods ended September 30, 2024 and 2023 to decrease/increase by NT$42 million and NT$31 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the nine-month periods ended September 30, 2024 and 2023 by NT$257 million and NT$241 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the nine-month periods ended September 30, 2024 and 2023 by NT$701 million and NT$639 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of September 30, 2024, December 31, 2023 and September 30, 2023, accounts receivable from the top ten customers represent 60%, 67% and 59% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of September 30, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$17,410,265	$-	$-	$-	$17,410,265
Payables	44,988,496	-	-	-	44,988,496
Guarantee deposits	1,120,349	4,474,333	26,338,320	10,197,218	42,130,220
Bonds payable (Note)	3,747,964	16,690,742	12,190,395	2,122,253	34,751,354
Long-term loans	5,835,118	13,766,408	22,050,167	86,182	41,737,875
Lease liabilities	829,223	1,520,933	1,440,243	4,605,518	8,395,917
Total	$73,931,415	$36,452,416	$62,019,125	$17,011,171	$189,414,127

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	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,780,612	$-	$-	$-	$13,780,612
Payables	52,202,821	-	-	-	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571
Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

	As of September 30, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$17,915,077	$-	$-	$-	$17,915,077
Payables	46,649,016	-	-	-	46,649,016
Guarantee deposits	1,362,252	3,710,010	169,649	37,065,519	42,307,430
Bonds payable (Note)	11,404,553	9,389,820	17,371,600	2,136,533	40,302,506
Long-term loans	2,822,956	14,751,666	4,739,189	3,998,711	26,312,522
Lease liabilities	649,756	1,326,962	1,227,133	3,890,687	7,094,538
Total	$80,803,610	$29,178,458	$23,507,571	$47,091,450	$180,581,089

Note:	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,081 million, NT$5,753 million and NT$4,707 million as of September 30, 2024, December 31, 2023 and September 30, 2023, respectively. Please refer to Note 6(13) for the terms of redemption.

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of September 30, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 20 million	September 10, 2024 - October 17, 2024

As of December 31, 2023 and September 30, 2023

All of these contracts have been settled.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of September 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$626,620	$8,696	$-	$635,316
Financial assets at fair value through profit or loss, noncurrent	5,728,468	18,600	12,726,887	18,473,955
Financial assets at fair value through other comprehensive income, current	6,081,214	-	-	6,081,214
Financial assets at fair value through other comprehensive income, noncurrent	7,940,833	-	3,394,685	11,335,518
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,086,488	1,086,488

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	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$-	$-	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	-	-	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	-	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,019,362	1,019,362

	As of September 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$425,060	$-	$6,120	$431,180
Financial assets at fair value through profit or loss, noncurrent	5,984,893	18,700	10,152,447	16,156,040
Financial assets at fair value through other comprehensive income, current	4,707,310	-	-	4,707,310
Financial assets at fair value through other comprehensive income, noncurrent	8,066,239	-	3,225,720	11,291,959
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	655,219	655,219

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

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If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the nine-month period ended September 30, 2024, there was no transfers between Level 1 and Level 2 fair value measurements. During the nine-month period ended September 30, 2023, due to going public and being listed on the over-the-counter market in May 2023 for the private placement ordinary shares held by the Company's subsidiary, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	75,406	(73,808)	1,086,264	690	1,880	1,090,432	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	74,130	18,473	92,603
Acquisition	333,324	381,993	999,770	51,146	-	1,766,233	64,694	-	64,694
Disposal	(78,058)	(87,939)	(81,174)	-	(96,078)	(343,249)	-	-	-
Return of capital	(83)	-	(2,433)	-	-	(2,516)	-	-	-
Transfer out of Level 3	(153,869)	-	-	-	-	(153,869)	-	-	-
Exchange effect	17,880	38,238	58,855	(300)	4,098	118,771	-	-	-
As of September 30, 2024	$3,230,855	$3,045,118	$6,336,178	$51,536	$63,200	$12,726,887	$3,201,149	$193,536	$3,394,685

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	67,126
As of September 30, 2024	$1,086,488

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	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(422,396)	(261,332)	(252,710)	(2,910)	3,100	(936,248)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(378,575)	(5,972)	(384,547)
Acquisition	290,161	106,589	197,313	-	154,083	748,146	-	-	-
Disposal	-	(89,770)	-	(27,740)	-	(117,510)	-	-	-
Return of capital	(1,382)	-	(18,767)	-	-	(20,149)	-	-	-
Transfer out of Level 3	(461,403)	-	-	-	-	(461,403)	-	-	-
Exchange effect	33,432	60,002	121,261	296	3,867	218,858	-	-	-
As of September 30, 2023	$2,637,220	$2,680,747	$4,673,430	$6,120	$161,050	$10,158,567	$3,049,145	$176,575	$3,225,720

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in loss (profit)	216,822
As of September 30, 2023	$655,219

The total profit (loss) of NT$1,090 million and NT$(936) million for the nine-month periods ended September 30, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$(67) million and NT$(217) million for the nine-month periods ended September 30, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of September 30, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$325 million and NT$284 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2024 by NT$246 million.
Convertible bonds	Binomial tree valuation model	Volatility	54.28%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$0.3 million and NT$0.4 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	29.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2024 by NT$86 million and NT$107 million, respectively.

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As of September 30, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2023 by NT$248 million and NT$200 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the nine-month period ended September 30, 2023 by NT$217 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	30.78%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the nine-month period ended September 30, 2023 by NT$107 million and NT$115 million, respectively.

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b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of September 30, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$33,394,308	$27,807,422	$5,586,886	$-	$33,403,417
Long-term loans (current portion included)	38,517,339	-	38,517,339	-	38,517,339

As of December 31, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$38,367,168	$32,827,211	$5,539,957	$-	$38,359,352
Long-term loans (current portion included)	22,883,344	-	22,883,344	-	22,883,344

As of September 30, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$38,381,733	$32,859,003	$5,522,730	$-	$38,312,097
Long-term loans (current portion included)	23,552,267	-	23,552,267	-	23,552,267

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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	September 30, 2024			December 31, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,224,527	31.60	$38,695,068	$1,224,108	30.66	$37,531,143
EUR:NTD	1,960	35.19	68,974	15,712	33.81	531,220
JPY:NTD	5,108,550	0.2205	1,126,435	4,742,451	0.2154	1,021,524
SGD:USD	124,339	0.7797	3,063,532	135,438	0.7573	3,144,681
USD:RMB	277,618	7.0074	8,754,196	363,380	7.0827	11,077,251
EUR:RMB	1,231	7.8267	43,342	35,575	7.8592	1,203,372
USD:JPY	85,517	142.82	2,693,088	146,461	141.82	4,474,081
Non-Monetary items
USD:NTD	220,383	31.60	6,964,096	194,316	30.66	5,957,732
Financial Liabilities
Monetary items
USD:NTD	945,813	31.70	29,982,285	1,018,518	30.76	31,329,600
EUR:NTD	2,151	35.59	76,556	34,180	34.21	1,169,298
JPY:NTD	5,295,661	0.2246	1,189,405	5,525,814	0.2195	1,212,916
SGD:USD	229,686	0.7830	5,701,063	307,078	0.7607	7,185,356
USD:RMB	181,573	7.0074	5,789,258	176,271	7.0827	5,435,855
EUR:RMB	586	7.8267	20,882	48,293	7.8592	1,652,528
USD:JPY	52,683	142.82	1,689,939	54,304	141.82	1,690,449

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	As of
	September 30, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,090,562	32.21	$35,127,007
EUR:NTD	37,567	33.72	1,266,744
JPY:NTD	7,134,151	0.2142	1,528,135
SGD:USD	214,097	0.7280	5,020,332
USD:RMB	380,298	7.1798	11,986,741
EUR:RMB	661	7.5849	21,997
USD:JPY	105,571	149.58	3,382,492
Non-Monetary items
USD:NTD	188,372	32.21	6,067,456
Financial Liabilities
Monetary items
USD:NTD	1,105,788	32.31	35,727,994
EUR:NTD	72,928	34.12	2,488,311
JPY:NTD	7,577,325	0.2183	1,654,130
SGD:USD	199,392	0.7314	4,711,938
USD:RMB	168,418	7.1798	5,368,892
EUR:RMB	97	7.5849	3,279
USD:JPY	57,450	149.58	1,875,935

Note A: The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B: Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2024 and 2023 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

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The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of September 30, 2024, December 31, 2023 and September 30, 2023 were as follows:

	As of
	September 30, 2024	December 31, 2023	September 30, 2023
Total liabilities	$205,801,571	$199,608,355	$197,254,767
Less: Cash and cash equivalents	(103,407,426)	(132,553,615)	(140,641,550)
Net debt	102,394,145	67,054,740	56,613,217
Total equity	368,490,866	359,578,572	350,016,189
Total capital	$470,885,011	$426,633,312	$406,629,406
Debt to capital ratios	21.75%	15.72%	13.92%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the nine-month period ended September 30, 2024: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2024: Please refer to Attachment 3.

c.	Securities held as of September 30, 2024 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024: Please refer to Attachment 7.

85

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2024: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of September 30, 2024 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 5, 8 and 9.

(3)	Information of major shareholders as of September 30, 2024: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

86

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the nine-month period ended September 30, 2024

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$41,880,628	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,910,080	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	926,229 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,723	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	337,007 (Note 6)	Net 30 days	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,474,756	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	801,715	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	467,209	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	117,549	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	286,773 (Note 6)	Month-end 30 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	316,736	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	51,219	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	186,756	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	11,949	-	0%

For the nine-month period ended September 30, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$48,261,418	Net 60 days	29%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,069,703	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	843,761 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	7,082	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	285,630	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	50,242	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,894,020	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	493,477	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,136,056	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	59,127	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	133,245	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	114	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	209,959	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	38,488	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	401,702	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	123,135	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	313,166	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	48,060	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	141,082	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	73	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.
Note 6: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

87

ATTACHMENT 2 (Financing provided to others for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

88

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$165,691,666	$10,732,500	$8,874,000 (Note 5)	$8,618,893 (Note 5)	$-	2.41%	$165,691,666

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$16,685,204	$1,818,929	$1,503,929	$1,460,835	$-	4.06%	$16,685,204

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of September 30, 2024.
Note 5: Total endorsement amount is up to RMB 1.97 billion. As of September 30, 2024, actual amount provided was NT$8.62 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2024.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of September 30, 2024.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

89

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	19,622	$196,220	1.18	$196,220	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	430,400	1.07	430,400	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	529,066	18.00	529,066	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,193,575	9.79	1,193,575	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	277,417	9.38	277,417	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,337,378	7.66	1,337,378	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	343,555	6.29	343,555	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	243,230	0.73	243,230	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,600	-	18,600	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,740	6,081,214	1.93	6,081,214	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,388,960	10.57	2,388,960	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	1,968,357	8.41	1,968,357	None
Stock	KAI-HONG ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,469	64,694	7.49	64,694	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,535,394	7.14	3,535,394	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,705	2,437,082	0.77	2,437,082	None
Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	193,536	-	193,536	None

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,393	$1,700	19.65	$1,700	None
Stock	AMOESO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	750	22,500	16.98	22,500	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	131,048	14.33	131,048	None

90

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ENEXT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	$2,475	13.95	$2,475	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	22,050	10.23	22,050	None
Stock	BRAVOTEK ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,135	38,473	7.78	38,473	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	990	8,197	7.07	8,197	None
Stock	TAIWAN REDEYE BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	13,791	7.05	13,791	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	23,820	5.77	23,820	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,414	45,089	5.74	45,089	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	452	9,277	4.46	9,277	None
Stock	REON BIOTECH CO., LTD. (formerly MERIDIGEN BIOTECH CO., LTD.)	-	Financial assets at fair value through profit or loss, noncurrent	1,919	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	9,058	3.97	9,058	None
Stock	EASTERN UNION INTERACTIVE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	930	158,565	3.74	158,565	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	83,177	3.30	83,177	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	155,228	3.11	155,228	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	204,589	2.96	204,589	None
Stock	WEISHENG ENVIROTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	20,930	2.89	20,930	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,599	43,338	2.81	43,338	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,356	60,066	2.76	60,066	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	432,098	2.56	432,098	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,081	37,825	2.55	37,825	None
Stock	SIRIUS WIRELESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	594	32,862	2.38	32,862	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,893	36,156	2.23	36,156	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	24,025	2.20	24,025	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	3,018	2.13	3,018	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	162,750	2.07	162,750	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	896,985	1.81	896,985	None
Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	5,340	1.72	5,340	None
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,739	206,251	1.53	206,251	None

91

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$64,607	1.30	$64,607	None
Stock	INTEGRATED SOLUTIONS TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	420	37,296	1.10	37,296	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	4,792	1.05	4,792	None
Stock	WORLD FITNESS SERVICES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,135	104,193	1.01	104,193	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,497	72,230	0.99	72,230	None
Stock	TRAVEL TO BUY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	200	5,000	0.95	5,000	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	4,168	0.80	4,168	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	22,447	0.78	22,447	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	272	67,592	0.66	67,592	None
Stock	HD RENEWABLE ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	513	69,089	0.49	69,089	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	15,546	0.47	15,546	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	6,202	0.41	6,202	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	252,800	0.24	252,800	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	76,489	0.20	76,489	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	FOXTRON VEHICLE TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	73,920	0.09	73,920	None
Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	27,515	0.02	27,515	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	8	0.02	8	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	2,965	0.01	2,965	None
Stock	GLOBALWAFERS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	9	4,037	0.00	4,037	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,739	-	1,739	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	101,886	-	101,886	None
Stock-Preferred Stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	54,321	-	54,321	None
Stock-Preferred Stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	147,285	-	147,285	None
Stock-Preferred Stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	103,043	-	103,043	None
Stock-Preferred Stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	53,210	-	53,210	None

92

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	ATE ENERGY INTERNATIONAL CO. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30	$3,123	-	$3,123	None
Convertible bonds	TAI-TECH ADVANCED ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	61,750	-	61,750	None
Convertible bonds	YULON FINANCE CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	686	68,086	-	68,086	None
Convertible bonds	WINWAY TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	350	49,700	-	49,700	None
Convertible bonds	AURAS TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30	$3,842	-	$3,842	None
Convertible bonds	FLEXIUM INTERCONNECT INC	-	Financial assets at fair value through profit or loss, noncurrent	174	18,640	-	18,640	None
Convertible bonds	ACES ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30	3,570	-	3,570	None
Convertible bonds	FEEDBACK TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	415	52,498	-	52,498	None
Convertible bonds	UNIVERSAL MICROWAVE TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	165	20,369	-	20,369	None
Convertible bonds	WEIKENG INDUSTRIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	65,100	-	65,100	None
Convertible bonds	BRIGHTEK OPTOELECTRONIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	200	20,680	-	20,680	None
Exchangeable Bonds	FAR EASTERN NEW CENTURY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	2	199	-	199	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	747,495	7.00	747,495	None
Convertible bonds	HUAKU DEVELOPMENT CO., LTD.	-	Prepayments for investments	100	10,115	-	N/A	None

TLC CAPITAL CO., LTD.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$160,460	18.18	$160,460	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	66,581	14.15	66,581	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	1,579,458	13.34	1,579,458	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	107,556	9.99	107,556	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	128,958	7.14	128,958	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	10,584	4.91	10,584	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	169,788	4.24	169,788	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	36,037	3.30	36,037	None
Stock	ASYS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	652	14,492	2.64	14,492	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	24,100	2.17	24,100	None

93

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$39,795	2.17	$39,795	None
Stock	NUWA BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	650	65,000	1.86	65,000	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	7,576	1.66	7,576	None
Stock	DIAMOND BIOTECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	449	35,946	1.33	35,946	None
Stock	ITH CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,000	222,350	1.11	222,350	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,185	8,329	1.06	8,329	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	983	95,166	0.92	95,166	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	4,168	0.80	4,168	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	502,848	0.77	502,848	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	215,601	0.58	215,601	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	588	39,632	0.42	39,632	None
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	29,233	-	29,233	None
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	92,552	-	92,552	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	43,271	-	43,271	None
Capital-Preferred stock	TBSTEST TECHNOLOGIES CO., LTD.(formerly HEFEI TBSTEST TECHNOLOGIES CO., LTD)	-	Financial assets at fair value through profit or loss, noncurrent	908	40,530	-	40,530	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	37,589	-	37,589	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	17,423	-	17,423	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	28,785	-	28,785	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	32,959	-	32,959	None
Capital-Preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	26,496	-	26,496	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	-	-	-	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	253,733	-	253,733	None
Stock-Preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	19,786	-	19,786	None
Stock-Preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393	28,022	-	28,022	None

94

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	SINO APPLIED TECHNOLOGY TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,455		$33,845	-		$33,845	None
Stock-Preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		31,619	-		31,619	None
Stock-Preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		129,151	-		129,151	None
Simple Agreement for Future Equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-		63,200	-		63,200	None

UMC CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,153	14.33	USD	1,153	None
Fund	SILICON CATALYST VENTURE FUND, LLC - SERIES 1	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,000	14.29	USD	2,000	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,527	11.47	USD	14,527	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,423	8.87	USD	19,423	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	13,426	7.76	USD	13,426	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,759	5.03	USD	6,759	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,923	4.53	USD	3,923	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,927	3.25	USD	2,927	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,755	2.20	USD	1,755	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,755	1.76	USD	11,755	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,551	1.69	USD	9,551	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	6	1.39	USD	6	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,004	1.38	USD	3,004	None
Fund	SIERRA VENTURES XIII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	328	1.13	USD	328	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	3,994	0.32	USD	3,994	None
Stock	GCT SEMICONDUCTOR HOLDING, INC.	-	Financial assets at fair value through profit or loss, noncurrent	31	USD	104	0.25	USD	104	None
Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,484	-	USD	14,484	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	463	-	USD	463	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	4,277	-	USD	4,277	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None

95

ATTACHMENT 4 (Securities held as of September 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,880	-	USD	6,880	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	5,649	-	USD	5,649	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	3,225	-	USD	3,225	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	2,059	-	USD	2,059	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,114	USD	6,239	-	USD	6,239	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	4,695	-	USD	4,695	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	7,069	-	USD	7,069	None
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	2,899	-	USD	2,899	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	884	-	USD	884	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	738	-	USD	738	None
Stock-Preferred stock	NOTRAFFIC LTD.	-	Financial assets at fair value through profit or loss, noncurrent	741	USD	1,445	-	USD	1,445	None
Stock-Preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	156	USD	7,107	-	USD	7,107	None
Stock-Preferred stock	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,296	USD	4,000	-	USD	4,000	None
Convertible bonds	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	706	-	USD	706	None

TERA ENERGY DEVELOPMENT CO., LTD.
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	348		$5,475	1.18		$5,475	None

SINO PARAGON LIMITED
				September 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$113,980	11.13		$113,980	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		46,882	5.00		46,882	None

96

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Stock	FARADAY TECHNOLOGY CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	34,240	$2,001,769	1,723	$533,973	-	$-	$-	$-	35,963	$2,502,993
Stock	UMC CAPITAL CORP.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	71,663	4,708,077	22,000	702,900	-	-	-	-	93,663	5,539,666

Note: The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Fund	7V AI CAPITAL LLC	Financial assets at fair value through profit or loss, noncurrent	7V AI CAPITAL LLC	-	-	USD -	-	USD 20,000	-	USD -	USD -	USD -	-	USD 14,484

Note: The amounts of beginning and ending balances of financial assets at fair value through profit or loss, noncurrent are recorded at the prevailing market prices.

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)
Capital	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Investments accounted for under the equity method	SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	-	RMB 108,082	-	RMB -	-	RMB 77,000	RMB 76,921	RMB 79	-	RMB - (Note 2)

Note 1: The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.
Note 2: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

97

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Where counterparty is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

98

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

99

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Subsidiary	Sales		$41,880,628	31%	Net 60 days	N/A	N/A		$6,910,080	28%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		926,229	1%	Net 30 days	N/A	N/A		7,723	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		846,916	1%	Month-end 60 days	N/A	N/A		180,964	1%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		525,814	0%	Month-end 60 days	N/A	N/A		187,828	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary/Associate	Sales		360,096	0%	Net 30 days	N/A	N/A		8,571	0%	Note

Note: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,256,687	90%	Net 60 days	N/A	N/A	USD	217,052	87%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	103,722	7%	Net 60 days	N/A	N/A	USD	23,778	10%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	14,782	1%	Net 60 days	N/A	N/A	USD	3,728	1%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	8,756	1%	Net 60 days	N/A	N/A	USD	1,343	1%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	5,873	0%	Net 60 days	N/A	N/A	USD	373	0%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	JPY	16,374,910	30%	Net 60 days	N/A	N/A	JPY	3,635,897	28%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	176,194	4%	Month-end 60 days	N/A	N/A	RMB	51,718	6%
UMC GROUP (USA)	Associate	Sales	RMB	105,154	3%	Net 60 days	N/A	N/A	RMB	26,122	3%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	81,413	2%	Month-end 30 days	N/A	N/A	RMB	18,712	2%	Note

Note: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

100

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the nine-month period ended September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales		$316,736	21%	Net 60 days	N/A	N/A		$51,219	32%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UMC GROUP (USA)	Associate	Sales	RMB	42,033	2%	Net 60 days	N/A	N/A	RMB	2,655	1%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)	Note
UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Purchases	RMB	28,459	44%	Net 30 days	N/A	N/A	RMB	1,408	52%	Note
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	RMB	27,825	43%	Month-end 30 days	N/A	N/A	RMB	755	28%	Note

Note: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.  Please refer to Note 7 of consolidated financial statements.
Relevant information was also disclosed until the disposal date.

101

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Subsidiary	$-		$6,910,080	$8,970		$6,919,050	8.77	$-	-		$4,044,799		$4,830
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	-		187,828	-		187,828	6.13	14,318	Collection in subsequent period		18,392		20
FARADAY TECHNOLOGY CORPORATION	Associate	-		180,964	24		180,988	7.35	284	Collection in subsequent period		-		20

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
UMC GROUP (USA)	Associate	JPY-	JPY	3,635,897	JPY-	JPY	3,635,897	8.35	JPY-	-	JPY	1,709,685	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance							Overdue receivables
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables	Total		Turnover rate (times)	Amount	Collection status	Amount received in subsequent period		Loss allowance
FARADAY TECHNOLOGY CORPORATION	Associate	RMB -	RMB	51,718	RMB -	RMB	51,718	5.07	RMB -	-	RMB	-	RMB	1
UMC GROUP (USA)	Associate	RMB -	RMB	26,122	RMB -	RMB	26,122	9.27	RMB -	-	RMB	16,042	RMB	0

102

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,492,050	$219,118	$219,118
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	171,465	6,194	6,194
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	81,500	93,663	100.00	5,539,666	(8,065)	(8,065)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	25,073,578	2,979,189	2,979,189
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	5,884,091	931,772	931,772
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	47,347	2,840	2,840
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	613,549	100.00	7,263,101	(329,113)	(329,113)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	28,712	1,569	1,569
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	847,501	21,635	21,635
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	166,080	6,232	6,232
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	36,965,489	3,863,716	3,863,716
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	27,240,254	1,010,485	1,010,485
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.16	1,016,887	(339,719)	(269,556)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(6,665)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	527,060	(284,474)	(119,479)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,367,632		1,654,446	190,734	40.00	1,580,752	(322,885)	(129,154)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		317,045		326,641	1,133,163	36.49	13,374,490	3,040,885	1,109,558
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	11,044,207	1,996,262	534,505
SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		5,427,295	92,648	19.02	3,526,791	515,154	93,010
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		38,918	35,963	13.80	2,502,993	805,301	110,284
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.05	13,864,927	5,025,999	516,889

103

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	94.80		$126,813		$5,671		$5,518
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		13,309		6,804		2,721
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		101,668		14,666		3,687
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		8,831		(339,719)		(2,172)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$15,631		$3,358		$3,358
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		258,533		42,938		17,175
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(11,725)		-

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,614	USD	3,853	-	10.38	USD	1,589	USD	26,947	USD	2,239

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	750	460	100.00		$20,876		$2,749		$2,749

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		$2,968		$(33)		$(33)

104

ATTACHMENT 10 (Names, locations and related information of investee companies as of September 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$37,947,419	$3,865,178	$3,865,178

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$37,947,419	$3,865,178	$3,865,178

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$46,881	$2,897	$2,897
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	782,099	18,187	18,187

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of September 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	$26,647,328	$2,977,579	$2,977,579

105

ATTACHMENT 11 (Investment in Mainland China as of September 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2024		Investment flows			Accumulated outflow of investment from Taiwan as of September 30, 2024				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of September 30, 2024		Accumulated inward remittance of earnings as of September 30, 2024
							Outflow	Inflow				Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,280 800)	(ii)SOARING CAPITAL CORP.	(USD	$25,280 800)	$-		$-	(USD	$25,280 800)		$3,355	100.00%		$3,355 (iii)		$15,557		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	14,252 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	23,700 750)	-	(USD	9,164 290)	(USD	14,536 460)		1,986	100.00%		1,986 (iii)		20,500	(USD	157,937 4,998)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,654,400 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	639,900 20,250)	-		-	(USD	639,900 20,250)	(RMB	14,175 3,150	25.14%	(RMB	3,564 792) (iii)	(RMB	98,298 21,844)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,153,823 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	9,767,623 309,102)	-		-	(USD	9,767,623 309,102)	(RMB	3,852,090 856,020)	99.9985% (Note 4)	(RMB	3,852,032 856,007) (ii)	(RMB	37,077,669 8,239,482)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	135,000 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-		-		-	(RMB	143,645 31,921) (Note 5)	- (Note 5)	(RMB	143,640 31,920) (iii)		- (Note 5)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	72,890,073 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	48,512,762 1,535,214) (Note 6)	-		-	(USD	48,512,762 1,535,214) (Note 6)	(RMB	4,761,230 1,058,051)	99.9994%	(RMB	4,761,203 1,058,045) (ii)	(RMB	42,020,951 9,337,989)		-

Accumulated investment in Mainland China as of September 30, 2024		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$58,960,101 (USD 1,865,826)			$89,029,587 (USD 2,817,392)			$220,922,221

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of September 30, 2024, the amount of investment has been all remitted.
Note 5 :	In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
Please refer to Note 7 of consolidated financial statements. Relevant information was also disclosed until the disposal date.
Note 6 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of September 30, 2024, the amount of investment has been all remitted.

106

ATTACHMENT 12 (Information of major shareholders as of September 30, 2024)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
JP Morgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	745,785,250	5.95

107